

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

<u>Via E-mail</u>
Mr. Robert DeAlmeida
President and Chief Executive Officer
Hamilton Bancorp, Inc.
501 Fairmount Ave., Suite 200
Towson, Maryland 21286

> **Re:** **Hamilton Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2012**
> **File No. 333-182151**

Dear Mr. DeAlmeida:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

3.   Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

Prospectus Cover

4.   As you indicate on page 28, please revise to state that there is currently no established market for your common stock.

Business Strategy, page 2

5.   Both in this section and in the Business Strategy section on page 35, please provide additional disclosure regarding your decision to "emphasize the origination of commercial business and commercial real estate loans" given the significant increase in delinquencies and non-performing loans you have recently experienced.

6.   Given that your non-performing commercial loans increased 354% and non-performing commercial real estate loans increased 478% compared to 2011, please address what steps management has taken to avoid further losses. For example, we note your disclosure throughout the prospectus that you hired two individuals (one in 2010 and one in 2011) to implement your new strategy which appears to have coincided with these significant problems. Please disclose whether these individuals continue to be involved in executing this new strategy. In addition, please disclose why management is confident this strategy will benefit the company.

Risk Factors

General

7.   Please avoid making statements such as "we cannot assure you" that an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any assurance. For example, see the second risk factor on page 15 and the fourth risk factor on page 16.

If our allowance for loan losses is not sufficient to cover actual loan losses…, page 16

8.   Please revise this risk factor to discuss your specific experience in 2012; including what material additions to your allowance were made and how this affected your net income.

Risks associated with system failures, interruptions, or breaches of security . . . , page 18

9.   You indicate that you outsource the majority of your data processing, including the underwriting analysis of all your commercial and commercial real estate loans. Please advise the staff if you have had any significant losses of customer data, either by

Hamilton or by any of its third party handlers. If there has been a breach or other loss of data, please provide the staff with your analysis as to how you determined the risk was not material enough to warrant disclosure. Please refer to Disclosure Topic No. 2.

How We Intend to Use the Proceeds from the Offering, page 26

10.   If specifics are known about the new products and services to be offered, please expand the disclosures on these in the uses of proceeds.

Market for the Common Stock, page 28

11.   Please advise us of the status of your application for trading on the Nasdaq Capital Market.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 37

Allowance for Loan Losses, page 38

12.   Please revise here and elsewhere, as appropriate, to discuss how you monitor credit quality of loans participations serviced by others. Separately quantify the amount of loan participations and the amount of purchased loans you have.

Securities Valuation and Impairment, page 38

13.   Please revise here and elsewhere, as appropriate, to discuss the procedures followed by management to validate the reasonableness of the fair values of available for sale securities obtained from third parties.

Business of Hamilton Bank

Non-Performing Assets, page 60

14.   We note your disclosures regarding the $2.1 million non-performing commercial real estate loan which is a 50% participation in which you are not the lead lender. We also note a disclosure in which you state that the shopping center securing this credit was recently valued at approximately $1.7 million and that you had allocated $417,000 from your allowance for loan losses since the largest tenant has moved out of the center and the cash flows are not sufficient to make all monthly payments due on the loan. Given the facts and circumstances described above, and with a view towards providing additional granular and transparent information, please provide and revise your next amendment for the following:

- Please confirm that the entire shopping center is valued at $1.7 million or whether this is your 50% interest in the entire value of the center (if it is valued at $3.4 million);
- Please describe management's thought process in allocating $417,000 as of March 31, 2012, from the allowance for loan losses given the outstanding loan balance and recent value of the shopping center, also considering the fact that the largest tenant has moved out of the center and the lack of sufficient cash flows to service the loan;
- Other pertinent details not already disclosed about other sources of collateral or guarantors (if any) and how this impacted your above analysis;
- How frequently you receive timely information from the lead bank and how this impacts your ability to timely and accurately assess the need for possible additional allocations of your allowance for loan losses, partial charge-offs or other management actions, etc.
- If available, please provide an update as of June 30, 2012, including a discussion of any recent triggering events or other actions taken by management related to this credit.

Executive Compensation, page 84

General

15.   Please provide information for three individuals or provide us with a detailed analysis of why you are not required to do so.

Summary Compensation Table, page 84

16.   Please amend this section to reflect summary compensation for the past two years in accordance with Item 402(n) of Regulation S-K or advise the staff why you are not required to provide this information.

The Conversion and Offering

Determination of Share Price and Number of Shares to be Issued, page 96

17.   We note in the Valuation Report that RP Financial made several downward adjustments to the Company's pro forma market value. Please revise your disclosure to briefly discuss such adjustments.

Financial Statements of Hamilton Bank

7. Loans, page F-15

18.   Please revise the tabular summary of the transactions in the allowance for loan losses by loan classification to conform to the example in ASC 310-10-55, including the disclosure

of loans individually evaluated for impairment and loans collectively evaluated for impairment.

19.   Please revise the tabular presentation of past due loans, segregated by age and class of loans, to further disaggregate the loans 30-89 days past due category. Refer to ASC 310-10-55-9.

20.   Please revise the disclosures of troubled debt restructurings to include the specific disclosures set forth in ASC 310-10-55-12.

14. Fair Value Measurements, page F-26

21.   We note that you consider the methods used to fair value assets measured at fair value on a nonrecurring basis as qualifying under level 2 of the fair value hierarchy. It appears that each of the methods rely on inputs that are unobservable and that they, therefore, fall under level 3 of the hierarchy. Please revise to provide an expanded discussion of how the methods used qualify under level 2 or reclassify these assets under level 3.

22.   Please revise to disclose if there were any transfers between levels in the periods presented; and, if so, consider the need for the related required disclosures.

23.   Please revise to disclose why it is not practicable to estimate the fair value of outstanding loan commitments and unused lines of credit.

Exhibits

General

24.   On page 18, you indicate that you rely on third party processors to handle the majority of your data processing. However, we note that none of the service agreements appear to have been filed as material contracts. Please provide the staff with your analysis as to why those contracts do not need to be filed as exhibits under Item 601(b)(10) of Regulation S-K.

25.   We note that certain exhibits have not been filed in their entirety. For example, exhibits A and B have been omitted from Exhibits 10.8 and 10.9. These are only examples. Please ensure that all exhibits are filed in their entirety.

Exhibits 8.1 and 8.2

26.   Please file signed and dated opinions with the next amendment.

27.   Please revise the second paragraph of Exhibit 8.2 to indicate that Rowles & Company's reliance upon the representations contained in the Certificate of Representations relates solely to factual matters.

The Division of Trading and Markets Has Asked Us to Convey the Following Comments:

28.   Please explain how the offering complies with Exchange Act Rule 10b-9.

29.   Please explain how the offering complies with Exchange Act Rule 15c2-4.

30.   Please tell us whether Stifel, Nicolaus & Company, Inc. is a registered broker-dealer. Please also advise us which minimum net capital provision of Rule 15c3-1(a)(2) Stifel is operating under.

31.   Please tell us who will hold investor funds and where such funds will be held. Please also advise us the agreements pursuant to which such funds will be held and the material terms and conditions of such agreements.

32.   Please provide step-by-step chronological detail of the closing mechanics of the offering, including without limitation with respect to how the sweep features work.

33.   In your disclosure, you indicate that you may utilize "sweep" arrangements as part of a syndicated community offering. Please provide the staff with a detailed analysis of how you concluded that the operation of the sweep accounts is consistent with Stifel, Nicolaus & Company, Incorporated's obligations under Rule 15c2-4 and with both Stifel and Hamilton Bancorp Inc.'s obligations under Rule 10b-9. If your operation of the sweep accounts is intended to fit within the no-action position announced in the Trident no action letters, please provide specific factual analysis as to how Stifel and Hamilton's actions will be consistent with the procedures discussed in the letters. Finally, to the extent that you are not able to provide analysis that shows that the actions by the underwriter and issuer will be directly consistent with prior no action relief, provide revised disclosure to inform investors of the possibility that the offering will close without the issuer and underwriter being in possession of all funds necessary to meet the minimum offering amount.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or John P. Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Lawrence M. F. Spaccasi, Esq.
        Luse Gorman Pomerenk & Schick, P.C.